UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI ANNUAL REPORT PURSUANT TO REGULATION A

SEMI ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2025

NOWIGENCE INC

(Exact name of registrant as specified in its charter)

New York	45-2891478
(State or Other Jurisdiction of Incorporation or Organization	(I.R.S. Employer Identification Number)

313 Ushers Road, Suite 33, Ballston Lake, NY 12019

(Address of principal executive offices)

518-795-0167

Registrant’s telephone number, including area code

COMMON SHARES

(TITLE OF EACH CLASS OF SECURITIES ISSUED PURSUANT TO REGULATION A)

1 | Page

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks   and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" in our Offering Circular filed on Form 1-A -POS dated September 15, 2021.

Company Overview

At Nowigence, we develop and market independent artificial intelligence (AI) products, agents, and services that solve complex business problems to fuel future growth and deliver significant productivity for our clients. We accelerate AI adoption by enterprises with scalable, cost-effective no-code end-to-end hardware and software solutions.

Nowigence offers superior accuracy, transparency, and efficiency due to its focus on Extractive AI. Unlike generative AI pioneered by Open AI and others, Extractive AI and our proprietary AI agents sift through vast amounts of data to extract the specific information you need and presents it to you without interpretation which often produces hallucinations and other inaccuracies.

Nowigence, Inc. enables B2B businesses with cloud-based collaborative AI platforms for developing web applications replacing front-end developers, Research & Development (R&D), Fintech, Energy, Supply Chain (Warehousing and last-mile logistics), and Smart Agriculture with IoT analytics interface.

In August 2025, the Company acquired a license in certain markets for an AI product platform called AgentForge from DigiAsia Corp (NASDAQ: FAAS). AgentForge AI will be further developed by us and rebranded as Nowg.ai (pr: now.jee) as a comprehensive, enterprise-ready AI-powered low-code development platform that builds sites and apps by receiving commands in simple English, eliminating the need for front end UI/UX developers. It combines advanced agent creation capabilities with deep AI integration throughout the application development lifecycle. It is built specifically for organizations requiring sophisticated AI solutions with enterprise-grade security and scalability. Nowg.ai infrastructure optimizes backend servers and data center usage. Nowigence Inc. shall own and operate its own datacenters to provide value-added services. Also, Nowg.ai will be used regularly, attracting recurring revenues by clients replacing the need for middle and large IT business services outsourcing organizations.

Many high net worth individuals and investment houses from Singapore, India, U.S.A., Indonesia with primary interest in AI, Fintech (Blockchain/Payment Portal), Energy, Last-Mile Logistics (including Drone taxis carrying two passengers) have controlling stakes in Nowigence. The promoters of Nowigence successfully operate other businesses like Qunex Tech Corporation (Fintech/Blockchain/Payment Portals), Green Energon Corporation (produces energy from organic waste and generates natural gas, and Logiverse Corporation (deals with last-mile logistics including trials with 2-passenger drone taxis).

Our involvement as a sister company but operating as an independent company strengthens our (Go-To-Market (GTM) to achieve scale as follows:

We are seeking a partnership in the field of GPUs/data center management to promote web applications built by Nowg.ai. Our proprietary product platform shall likely be promoted via the GPU partner’s portal providing both the hardware and software support for our clients. In order to facilitate this, we are building a web cloud sourcing platform that shall offer an end-to end solution starting from AI data labelling services, AI Data Centers, and AI Call Centers. Our proprietary web applications like Nowg.ai and ResearchWork.ai (explained later in this section) can also be sourced from this platform should enterprises desire to eliminate large upfront investments and reduce product development risks.

Build sector-specific application by integrate our proprietary extractive AI processes and workflows with legacy products of the sister companies as a strategy to penetrate into the sector’s where they already have an established presence.

Sell our proprietary apps directly on pay-on-usage model basis not only on our cloud-sourcing platform but also via our partner’s platform.

In addition to the development of Nowg.ai, we are soon to launch another of our proprietary AIaaS platform called ResearchWork.ai. The internet was built on indexing key words which made web search possible and triggered the third industrial revolution. With our expertise in combining the strengths of extractive and generative AI, we index unique and independent ideas from multiple reputed research papers and present them in ways where researchers can easily connect ideas, conduct deep research, converse, stay updated, retrieve relevant research papers daily, take notes, and publish content without worrying about hallucinations, privacy infringement, and security. ResearchWork.ai delivers significant productivity and simultaneously accelerates innovation overcoming the concerns where Federal and State funding have drastically constrained research budgets.

Nowigence has several product platforms including AI-as-a-Service (AIaaS), AI agents, Data Centers, and AI cloud sourcing platform. Benefits include privacy, security, compliance, AI model training, research and collaboration, along with cost effective, scalable, and flexible deliverables. Our apps and services enhance data analytics by integrating textual comprehension with structured data analytics, allowing for more comprehensive insights.

2 | Page

Nowigence Inc., is a Corporation incorporated in the State of New York with its corporate office in Ballston Lake NY. We have a wholly-owned subsidiary in India called Nowigence India Private Limited and Stebr, Inc.

Our product development strategy was inspired by an article published in the mid-2010s by a team of top data scientists from prestigious data science research institutions in the U.S. This team successfully extracted information from scribbled doctors’ notes (unstructured data) and organized it into tables (structured data), enabling statistical analysis to find the most effective routes from symptoms to cures. Many businesses have vast amounts of unstructured data (e.g., text or images) that they need to analyze, making extractive AI a practical choice. It offers immediate value, stability, and lower risk.

Previously, our technology leaders led businesses which became one of the world leaders in Telecom Value Added Services (VAS), optimal IT Infrastructure architecture and achieved growth with the evolution of mobile technology in over 40 countries. We are building our cloud sourcing platform providing clients with one-stop-shop with up-to-date cloud sourcing solutions to meet their budgets, technical skills, GPU/Central Processing Unit (CPU) Information Technology (IT) architectural requirements and ML/NLP models. We bring delivery excellence, cost efficiency and procurement convenience with resources pooled from across the globe at various skill levels.

Nowigence has addressed some of the common concerns surrounding Large Language Models (LLMs) – privacy, security, hallucination, and copyright infringement, ensuring compliance and trust. With our commitment to ethical AI practices and advanced data protection measures, we position ourselves as a leader in the industry, allowing businesses to accelerate research, anomaly detection, process yields, error reduction, and predictability thereby unlocking insights into process control that results in better business performance. Our strategy shall always be to innovate and drive cost efficiencies by encompassing emerging tech frontiers like blockchain and crypto-supported treasury.

Milestones

We developed our core AI platform with advanced extractive AI models in a couple of years before the launch of Generative AI models. The impetus to create Nowg.ai and Researchwork.ai came from the explosion of instant information worldwide, alongside projected labor shortages and declining birthrates.  We anticipate that our platform will become vital for businesses to meet the demand for their products and services, with less staff. Nowigence was incorporated in New York State in 2011. Funding for product development began in late 2017. These funds were invested primarily in product development for our software and pilot trials. However, recently, as part of our strategic reorganization, the controlling stocks of the company were re-assigned to new technology entrepreneurs, who are bringing in new investment and funding opportunities.

In June of 2022, we listed on the OTCQB mid-tier market under a Tier 2 Offering pursuant to Regulation A+ Rule 251(d)(3) (“Regulation A+”) under the Securities Act of 1933, as amended (the “Securities Act”).

On November 3, 2023, we completed the acquisition of Stebr Inc., a custom AI solutions service company with large global Fortune 500 clients. Because of this acquisition, we were unable to timely complete the audit requirements mandated by the OTCQB, so we filed to voluntary delist from the OTCQB in May 2024, however our common stock remains quoted on the Over the Counter (OTC) Select Market. Meanwhile, we continue to invest in the development of our AI cloud-based apps.

In early November 2024, the alpha version of Researchwork.ai was launched. We have worked with domain experts and researchers to develop built-in tools they use as part of their jobs.

In 2025, with the new promoters and investors stepping in, we are bringing in fresh capital infusion and delivering on the new strategic vision of integrating AI in existing and established global products and services in the fields of Research & Development (R&D), Fintech, Energy, Supply Chain (Warehousing and last-mile logistics), Agriculture with IoT analytics interface, Blockchain, and Mining. We are now looking to scale rapidly.

As part of this submission, we are planning an uplisting to NASDAQ with the plan to report under the 1934 Securities Act.  Nowigence would be amongst the first few American-based AI apps, platforms, and services companies to list on NASDAQ.

Industry Background

The AI landscape includes a significant number of companies that primarily operate as consultants or service providers. These firms typically focus on offering tailored solutions, implementation services, and strategic guidance to help organizations integrate AI into their operations. There is also a growing segment of companies that develop and offer stand-alone AI products, platforms, and/or applications designed for specific use cases or industries.

Statista reports that the 2024 U.S. Natural Language Processing (NLP) and Machine Learning (ML) market was $30.8 billion with an expected CAGR (2024-30) of 28%. Similarly, the big data and data engineering service market for the U.S. is estimated at $80 billion with a CAGR growth of 15%. Predominantly, the current AI market is for services companies and consultants.

Nowigence is a product-focused company with a hybrid approach: we offer both platform products, proprietary AI agents, apps and associated services to meet the domain specific goals of each client, regardless of the sector in which they operate. This business model

3 | Page

allows our customers to quickly validate our AI capabilities and achieve results thereby eliminating their need for consulting engagements or long product development cycles.

Nowigence is securing selling rights for U.S. markets for our customers apps where our technology is at their backend. GuppyVerse is one such example. As per Statista, 15,983 families in the U.S. are with children in the ages of 6 and 11. GuppyVerse targets families with children in this age group.

Development Journey

Prior to LLMs, we were training our machine for Extractive AI using Natural Language Processing. Training dataset development for machine learning requires time and effort but LLMs are predictive. They help in reducing the need for developing training datasets for machine learning purposes having been trained with millions of terabytes of data. As a result, they can predict the words along with the context as narratives are being compiled.  The rhetoric against them is about privacy, hallucination, and copyright infringement.

Our market research shows that most enterprises are still at an early stage of AI adoption. Most of the market has invested in IT architecture or GPUs that are needed to develop AI apps. It is logical and aligned with our expectations that the end software applications will soon scale in 2025 and beyond.

Our AIaaS platform ResearchWork.ai assists researchers with developing and updating knowledge domains especially in the fields of life sciences and technology to contribute to new knowledge. In Fintech, where we have expertise in payment portals, we integrate our AI algorithms, models, and custom solutions for optimal foreign exchange (FX) conversion in arbitrage, workflow efficiencies, and offer the entire range of innovative AI and Blockchain enabled products and services within a short period of time associated with cross-country payments and financial transactions. Our focus is yield-optimization and significant productivity gains when embedding AI solutions in areas of Energy, Supply Chain, Agriculture, and Mining.

Our Strategic Approach

Our growth strategy encompasses a focus of innovation by developing unique algorithms focusing on Extractive AI, integrating AI with our existing products and services wherein our sister companies are experiencing significant growth and possess a large market, seeking partnerships with established and reputed market channels, and through M&A. Recently, we announced an exclusive Licensing Agreement with the wholly owned subsidiary of DigiAsia Corp  (NASDAQ: FAAS) called DigiAsia Bios Pte Ltd for MENA and North American Markets. DigiAsia Corp is a Southeast Asia leader in B2B API-based payments for fintech and digital services. Their platform is now being upgraded by us. We will soon launch Nowg.ai, a cloud sourcing platform for AI app developments alongside all partners, and AI conversational agent.

Our Tech Stack

Our AI model facilitates research by combining smart extraction methods with language tools, making it easy and fast to glean valuable insights from data and literature. Our Tech Stack leverages

-Traditional RDBMS,

-ETL scripts,

-Data lakes using open-source tools,

-Cloud platforms allowing for elastic scaling,

-Data pipelines for improving data flow management,

-Real-time data streaming providing support for event-driven architectures,

-Integrations for machine learning and data analytics,

-Distributed data processing,

-Frameworks supporting large-scale data analytics,

-Built-in data lineage tools for data governance and quality assurance, and

-Advanced data AI integration including data mesh architectures and enhancing data processing with LLM-driven automation

-On-premise deployment for large enterprises is our primary focus. We deploy our proprietary models and LLMs to allow for an isolated environment and resource-efficient deployments. The smaller enterprises use our cloud-based infrastructure but with measures taken for data protection and compliance with the necessary regulatory and security standards.

Our Business Model

4 | Page

Our business model is from one-time custom application development fees, providing backend operational support on recurring basis, operating and managing data centers to host our customers’ custom developed apps, earning commission from the product and services that our end-to-end cloud-sourcing platform on monthly subscriptions, on usage basis, or on annual licensing if integrated with existing and established products and services.

Citations:

1.A team of 6 research scientists from MIT, Carnegie Mellon University, and UAlbany

2.Citation: https://news.mit.edu/2012/digital-medical-records-offer-insights-1031

3.Reference: https://www.verifiedmarketresearch.com/product/big-data-and-data-engineering-services-market/

Operating Results

Commercial Update:

We are going through a period of change where we are moving from low to mid-range Scope-Of-Work (SOW) based service agreements to larger average service revenues per customer.

We are in discussions with a reputed channel partner to design, develop, and deliver GPU management platforms for clients. The SOW will likely include role-based access control, real-time monitoring of data center usage and efficient allocation of resources, automated job scheduling and management with priority and dependency handling, performance analytics and reporting, and integrating with client’s existing systems and APIs.

With constraints in resources, we were cautious in allocating resources to drive strategic change within the company. As a result, we reduced our dependencies on routine service SOW from the second half of 2024 to penetrate the market and build our strategy and resources for managing data centers and GPUs for clients.

Our revenues for the period ending June 30, 2025, were $101,042 compared to $482,615 for the same period in 2024. The gross profits for the same period were $88,055 as compared to $311,676. We had an operating loss of $219,165 in 2025 as compared to an operating income of $133,625. We expect to receive larger size orders in the second half of 2025.

Also, based on our recent acquisition in August 2025, we have acquired the rights of an AI conversational and app development platform from DigiAsia Corp. The work to customize the platform to Nowg.ai has started. Meanwhile, we have continued to work with ResearchWork.ai which is likely to be ready for customer trials and validations in 4Q of 2025. Our marketing strategy for our products and platforms is B2B.

We are positioning ourselves as a cost-effective no-code end-to-end hardware and software AI solutions provider for enterprises.

Financials:

Sales and Costs:

Our revenues for the period ending June 30, 2025, were $101,042 compared to $482,615 for the same period in 2024. The gross profits for the same period were $88,055 as compared to $311,676. We had an operating loss of $219,165 in 2025 as compared to an operating income of $133,625. We expect to receive larger size orders in the second half of 2025.

Liquidity and Capital Resources:

During the first half of 2025, we continued to be cash strapped. However, since then, the controlling stakes of the company have changed hands. Subsequently, many high net worth individuals and investment houses from Singapore, India, U.S.A., Indonesia with primary interest in AI, Fintech (Blockchain/Payment Portal), Energy, Last-Mile Logistics (including Drone taxis carrying two passengers) have brought in fresh capital into the company. The focus of the company executives is now on scaling the business, seeking new channel partners to pursue a growth strategy.

Item 2: Other Information

On the 28th of August 2025, the Class B shareholder who owned the controlling stakes transferred the stakes to Mr. Srivatsava Sunkara and Mr. Kiran K. Inampudi. Fresh capital infusion from many investors is now underway to provide sufficient funding for the company to scale.

On September 10, 2025, the company announced the new Board of Directors.

5 | Page

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF NOWIGENCE INC.

Consolidated Balance Sheets as of June 30, 2025 (unaudited) and December 31, 20244

Consolidated Statements of Operations and Comprehensive Income (Loss) for the six months ended June 30, 2025 and 2024 (unaudited)5

Consolidated Statements of Stockholders’ Equity for the six months ended June 30, 2025 and 2024 (unaudited)6

Consolidated Statements of Cash Flows for the six months ended June 30, 2025 and 2024 (unaudited)7

6 | Page

NOWIGENCE INC. CONSOLIDATED BALANCE SHEETS

As of June 30, 2025 (unaudited), and December 31, 2024, in USD See accompanying Notes to the Consolidated Financial Statements.

	June 30, 2025 (Unaudited)	December 31,2024
ASSETS
Current assets
Cash and cash equivalents	$17,798	$11,692
Accounts receivable, net of allowance	97,242	8,924
Due from former owners - Stebr	87,564	94,019
Other current assets	4,224	8,278
Total current assets	206,828	122,913

Fixed assets, net	519	683
Intangible assets, net	5,633,332	976,067
Deferred offering costs	273,286	273,286
Goodwill	1,063,458	1,063,458
Total non-current assets	6,970,595	2,313,494

TOTAL ASSETS	$7,177,423	$2,436,407

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$444,362	$415,127
Line of credit - bank	74,885	74,888
Credit line - bank	7,992	9,754
Current portion of related party payables	202,876	225,240
Total current liabilities	730,115	725,009

Total liabilities	730,115	725,009

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY
Preferred stock, par value $0.00001, 50,000,000 shares authorized, none issued and outstanding, respectively	-	-
Common stock Class A, par value $0.00001, 700,000,000 shares authorized, 90,745,195 and 74,079,545 issued and outstanding, respectively	908	741
Common stock Class B, par value $0.00001, 200,000,000 shares authorized, 10,927,270 and 10,927,270 issued and outstanding, respectively	109	109
Common stock Class C, par value $0.00001, 150,000,000 shares authorized, none issued and outstanding, respectively	-	-
Additional paid-in capital	12,987,017	8,153,145
Deferred Compensation	(1,056,096)	(1,056,096)
Subscriptions receivable	-	(50,000)
Accumulated Other Comprehensive Income	12,704	13,198
Accumulated deficit	(5,497,334)	(5,349,699)
Total Stockholders’ Equity	6,447,308	1,711,398

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$7,177,423	$2,436,407

7 | Page

NOWIGENCE INC.

CONSOLIDATED  STATEMENTS  OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

                                                                         FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

                                                                                          (UNAUDITED)

See accompanying Notes to the Consolidated Financial Statements.

                                                                                                                                 2025                                                                        2024

Revenues, net	$101,042	$482,615
Cost of revenues	(12,987)	(170,939)
Gross profit	88,055	311,676

Operating expenses:
General and administrative expenses	281,662	152,119
Depreciation expense	25,558	25,932
Total operating expenses	307,220	178,051

OPERATING INCOME (LOSS)	(219,165)	133,625

Interest expense, net	(11,147)	(35,784)
Loss on settlement Other income	(13,501) 96,178	-
Total Non-Operating Income (Expenses)	71,530	(35,784)
NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(147,635)	97,841

(Provision) benefit for income taxes	-	-

NET INCOME (LOSS)	(147,635)	$97,841

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	(494)	263
Comprehensive Income (Loss)	$(148,129)	$98,104)

Basic and Diluted Net Loss Per Share	(0.00)	$(0.00)

Weighted Average Shares Outstanding – Basic and Diluted	80,945,225	80,775,153

8 | Page

NOWIGENCE INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (IN US$)

FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND 2024 (UNAUDITED)

See accompanying Notes to the Consolidated Financial Statements.

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital				Accumulated Deficit	Total
	Shares	Amt	Shares	Amt		Deferred Compensation	Subscriptions Receivable	Accumulated Other Comprehensive Income (Loss)
Balance as of December 31, 2023	42,847,883	$428	37,927,270	$379	$7,372,524	$(1,012,500)	$ -	$16,061	$(5,060,697)	$1,316,195
Change in comprehensive income	-	-	-	-	-	-	-	263	-	263
Net income for the period	-	-	-	-	-	-	-	-	97,841	97,841
Balance - June 30, 2024	42,847,883	$428	37,927,270	$379	$7,372,524	$(1,012,500)	$-	$16,324	$(4,962,856)	$1,414,299
Balance - December 31, 2024	74,079,545	$741	10,927,270	$109	$8,153,145	$(1,056,096)	$(50,000)	$13,198	$(5,349,699)	$1,711,398
Stock issued for:
Cash	120,690	1	-	-	34,999	-	50,000	-	-	85,000
Services	494,960	5	-	-	143,533	-	-	-	-	143,538
Product development costs	16,050,000	161	-	-	4,654,340	-	-	-	-	4,654,501
Officer payment of corporate credit card	-	-	-	-	1,000	-	-	-	-	1,000
Change in comprehensive income	-	-	-	-	-	-	-	(494)	-	(494)
Net loss for the period	-	-	-	-	-	-	-	-	(147,635)	(147,635)
Balance - June 30, 2025	90,745,195	$908	10,927,270	$109	$12,987,017	$(1,056,096)	$-	$12,704	$(5,497,334)	$6,447,308

9 | Page

NOWIGENCE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (IN US$)
FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND 2024 (UNAUDITED)
See accompanying Notes to the Consolidated Financial Statements

	2025	2024
Cash flows from operating activities
Net (loss) income	$(147,635)	$97,841
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Common stock issued for services	143,538	-
Depreciation	164	541
Amortization	25,394	25,391
Loss on settlement	13,501	-
Interest and fees incurred for related party and bank notes	4,102	25,222
Bad debt	-	70,446
Foreign currency translation	(494)	263
Changes in operating assets and liabilities:
Accounts receivable	(88,318)	(81,915)
Amounts due from former owners – Stebr for operations	6,455	(45,860)
Other current assets	4,054	(12,507)
Accounts payable and accrued expenses	16,734	49,276
Total adjustments	125,130	30,857
Net cash (used in) provided by operating activities	(22,505)	128,698

Cash flows from investing activities
Acquisition of intangible assets	(28,158)	(188,896)
Net cash used in investing activities	(28,158)	(188,896)

Cash flows from financing activities
Payments on related party notes	(35,747)	-
Proceeds from related party notes	10,067	57,932
Payments on line of credit and credit line with bank	(2,551)	(1,509)
Proceeds from issuance of common stock	85,000	-
Net cash provided by financing activities	56,769	56,423

NET INCREASE (DECREASE) IN CASH	6,106	(3,775)

CASH – BEGINNING OF PERIOD	11,692	4,775
CASH – END OF PERIOD	$17,798	$1,000

CASH PAID DURING THE YEAR FOR:
Interest	$-	$-
Income Taxes	$-	S-

SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION
Common stock issued for product development costs	$4,654,501
Officer payment for accounts payable	$1,000	-

10 | Page

NOWIGENCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN US$)

JUNE 30, 2025 AND 2024 (UNAUDITED)

NOTE 1: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Nowigence Inc. (“Nowigence” or the “Company”) is incorporated in the state of New York in August 2011. Our principal executive offices are located at 313 Ushers Road, Suite 33, Ballston Lake, NY 12019. Since January 18, 2019, the Company has owned and operated Nowigence India Private Limited, its wholly owned entity, and on November 3, 2023 acquired Stebr, Inc.

At Nowigence, we develop and market independent artificial intelligence (AI) products, agents, and services that solve complex business problems to fuel future growth and deliver significant productivity for our clients. We accelerate AI adoption by enterprises with scalable, cost-effective no-code end-to-end hardware and software solutions.

Nowigence offers superior accuracy, transparency, and efficiency due to its focus on Extractive AI. Unlike generative AI pioneered by Open AI and others, Extractive AI and our proprietary AI agents sift through vast amounts of data to extract the specific information you need and presents it to you without interpretation which often produces hallucinations and other inaccuracies.

Nowigence, Inc. enables B2B businesses with cloud-based collaborative AI platforms for developing web applications replacing front-end developers, Research & Development (R&D), Fintech, Energy, Supply Chain (Warehousing and last-mile logistics), and Smart Agriculture with IoT analytics interface.

In August 2025, the Company acquired a license in certain markets for an AI product platform called AgentForge from DigiAsia Corp (NASDAQ: FAAS). AgentForge AI will be further developed by us and rebranded as Nowg.ai (pr: now.jee) as a comprehensive, enterprise-ready AI-powered low-code development platform that builds sites and apps by receiving commands in simple English, eliminating the need for front end UI/UX developers. It combines advanced agent creation capabilities with deep AI integration throughout the application development lifecycle. It is built specifically for organizations requiring sophisticated AI solutions with enterprise-grade security and scalability. Nowg.ai infrastructure optimizes backend servers and data center usage. Nowigence Inc. shall own and operate its own datacenters to provide value-added services. Also, Nowg.ai will be used regularly, attracting recurring revenues by clients replacing the need for middle and large IT business services outsourcing organizations.

Many high net worth individuals and investment houses from Singapore, India, U.S.A., Indonesia with primary interest in AI, Fintech (Blockchain/Payment Portal), Energy, Last-Mile Logistics (including Drone taxis carrying two passengers) have controlling stakes in Nowigence. The promoters of Nowigence successfully operate other businesses like Qunex Tech Corporation (Fintech/Blockchain/Payment Portals), Green Energon Corporation (produces energy from organic waste and generates natural gas, and Logiverse Corporation (deals with last-mile logistics including trials with 2-passenger drone taxis).

Our involvement as a sister company but operating as an independent company strengthens our (Go-To-Market (GTM) to achieve scale as follows:

We are seeking a partnership in the field of GPUs/data center management to promote web applications built by Nowg.ai. Our proprietary product platform shall likely be promoted via the GPU partner’s portal providing both the hardware and software support for our clients. In order to facilitate this, we are building a web cloud sourcing platform that shall offer an end-to end solution starting from AI data labelling services, AI Data Centers, and AI Call Centers. Our proprietary web applications like Nowg.ai and ResearchWork.ai (explained later in this section) can also be sourced from this platform should enterprises desire to eliminate large upfront investments and reduce product development risks.

Build sector-specific application by integrate our proprietary extractive AI processes and workflows with legacy products of the sister companies as a strategy to penetrate into the sector’s where they already have an established presence.

Sell our proprietary apps directly on pay-on-usage model basis not only on our cloud-sourcing platform but also via our partner’s platform.

In addition to the development of Nowg.ai, we are soon to launch another of our proprietary AIaaS platform called ResearchWork.ai. The internet was built on indexing key words which made web search possible and triggered the third industrial revolution. With our expertise in combining the strengths of extractive and generative AI, we index unique and independent ideas from multiple reputed research papers and present them in ways where researchers can easily connect ideas, conduct deep research, converse, stay updated, retrieve relevant research papers daily, take notes, and publish content without worrying about hallucinations, privacy infringement, and security. ResearchWork.ai delivers significant productivity and simultaneously accelerates innovation overcoming the concerns where Federal and State funding have drastically constrained research budgets.

Nowigence has several product platforms including AI-as-a-Service (AIaaS), AI agents, Data Centers, and AI cloud sourcing platform. Benefits include privacy, security, compliance, AI model training, research and collaboration, along with cost effective, scalable, and flexible

11 | Page

deliverables. Our apps and services enhance data analytics by integrating textual comprehension with structured data analytics, allowing for more comprehensive insights.

Nowigence Inc., is a Corporation incorporated in the State of New York with its corporate office in Ballston Lake NY. We have a wholly-owned subsidiary in India called Nowigence India Private Limited and Stebr, Inc..

Our product development strategy was inspired by an article published in the mid-2010s by a team of top data scientists from prestigious data science research institutions in the U.S. This team successfully extracted information from scribbled doctors’ notes (unstructured data) and organized it into tables (structured data), enabling statistical analysis to find the most effective routes from symptoms to cures. Many businesses have vast amounts of unstructured data (e.g., text or images) that they need to analyze, making extractive AI a practical choice. It offers immediate value, stability, and lower risk.

Previously, our technology leaders led businesses which became one of the world leaders in Telecom Value Added Services (VAS), optimal IT Infrastructure architecture and achieved growth with the evolution of mobile technology in over 40 countries. We are building our cloud sourcing platform providing clients with one-stop-shop with up-to-date cloud sourcing solutions to meet their budgets, technical skills, GPU/Central Processing Unit (CPU) Information Technology (IT) architectural requirements and ML/NLP models. We bring delivery excellence, cost efficiency and procurement convenience with resources pooled from across the globe at various skill levels.

Nowigence has addressed some of the common concerns surrounding Large Language Models (LLMs) – privacy, security, hallucination, and copyright infringement, ensuring compliance and trust. With our commitment to ethical AI practices and advanced data protection measures, we position ourselves as a leader in the industry, allowing businesses to accelerate research, anomaly detection, process yields, error reduction, and predictability thereby unlocking insights into process control that results in better business performance. Our strategy shall always be to innovate and drive cost efficiencies by encompassing emerging tech frontiers like blockchain and crypto-supported treasury.

Subsidiaries

Since January 18, 2019, the Company owns and operates Nowigence India Private Limited (“Nowigence India”), its wholly owned entity. The Company has presented consolidated financial results with Nowigence India in US$, the reporting currency of the Company.

On November 3, 2023, the Company acquired 100% of Stebr, Inc. (“Stebr”) for 5,050,000 shares of Class A common stock. Stebr is a California based software company.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company has suffered recurring losses and used significant cash in support of its operating activities and the Company’s cash position is not sufficient to support the Company’s operations.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company plans to seek additional funding to maintain its operations through debt and equity financing and to improve operating performance through a focus on strategic products and increased efficiencies in business processes and improvements to the cost structure. There can be no assurance that the Company will be successful in its efforts to raise additional working capital or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As of June 30, 2025, the Company had a working capital deficit of $523,287 and will likely incur losses before generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Principals of Consolidation

The Company has prepared these financials by consolidating the activity with its wholly owned subsidiaries and eliminating intercompany transactions.

Reclassifications

12 | Page

The Company has reclassified certain amounts in the 2024 financial statements to comply with the 2025 presentation. These principally relate to classification of prepaid expenses and certain expenses and liabilities. The reclassifications had no impact on total net loss or net cash flows for the period ended June 30, 2024.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amount of revenue and expense during the reporting period. Estimates the Company considers include criteria for stock-based compensation expense, common shares issued for services, and valuation allowances on deferred tax assets. Actual results could differ from those estimates.

Stock-Based Compensation

The Company recognizes compensation costs under FASB ASC Topic 718, Compensation – Stock Compensation and ASU 2018-07. Companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. As such, compensation cost is measured on the date of grant at their fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company occasionally maintains cash balances in excess of the FDIC insured limit. The Company does not consider this risk to be material.

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2025 and December 31, 2024, the Company had $17,798 and $11,692 cash on hand and no cash equivalents.

Receivables and Concentration of Credit Risk

When the Company records an allowance for doubtful accounts it is based on management’s estimate of the overall collectability of accounts receivable, considering historical losses, credit insurance and economic conditions. Based on these same factors, individual accounts are charged off against the allowance when management determines those individual accounts are uncollectible. Credit extended to customers is generally uncollateralized. Past-due status is based on contractual terms. The amounts in accounts receivable as of June 30, 2025 are due from one customer. Management evaluates the collectability each reporting period and has determined that no allowance is required at this time.

Measurement of Credit Losses on Financial Instruments

The Financial Accounting Standards Board (“FASB”) issued ASC 326 “Financial Instruments – Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments” (“ASC 326”), which replaces the existing incurred loss model with a current expected credit loss (CECL) model that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company adopted ASC 326 on January 1, 2023, which did not have a material impact on its financial statements or accounting policies. In accordance with ASC 326, Management’s has estimated the overall collectability of accounts receivable, considering historical losses, credit insurance and economic conditions.

Property and Equipment and Depreciation

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal

13 | Page

to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value of Financial Instruments

Fair value of financial instruments requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of June 30, 2025 and December 31, 2024, the balances reported for the Company’s current assets and current liabilities approximate the fair value because of their short maturities.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting Standards Codification (“ASC”) Topic 820 established a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company measures certain financial instruments including options and warrants issued during the period at fair value on a recurring basis.

Earnings (Loss) Per Share of Common Stock

Basic net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (“EPS”) include additional dilution from common stock equivalents. As of June 30, 2025, the Company has no common stock equivalents.

Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for periods presented, so only the basic weighted average number of common shares are used in the computations.

Income Taxes

To address accounting for uncertainty in tax positions, the Company clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company also provides guidance on de-recognition, measurement, classification, interest, and penalties, accounting in interim periods, disclosure and transition.

The Company files income tax returns in the U.S. federal jurisdiction. The Company did not have any tax expense for the periods ended June 30, 2025 and 2024. The Company did not have any deferred tax liability or asset on its balance sheets as of June 30, 2025 and December 31, 2024. All net deferred tax assets were subject to a full valuation allowance.

Interest costs and penalties related to income taxes, if any, will be classified as interest expense and general and administrative costs, respectively, in the Company’s financial statements. For the periods ended June 30, 2025 and 2024, the Company did not recognize any interest or penalty expense related to income taxes. The Company believes that it is not reasonably possible for the amounts of unrecognized tax benefits to significantly increase or decrease within the next twelve months.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This standard provides a single set of guidelines for revenue recognition to be used across all industries and requires additional disclosures. The guidance introduces a five-step model to achieve its core principal of the entity recognizing revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the updated guidance effective January 1, 2018 using the full retrospective method.

Under ASC 606, in order to recognize revenue, the Company is required to identify an approved contract with commitments to perform respective obligations, identify rights of each party in the transaction regarding goods to be transferred, identify the payment terms for the

14 | Page

goods transferred, verify that the contract has commercial substance and verify that collection of substantially all consideration is probable. The adoption of ASC 606 did not have an impact on the Company’s operations or cash flows.

The Company recognized revenue as they (i) identified the contracts with each customer; (ii) identified the performance obligation in each contract; (iii) determined the transaction price in each contract; (iv) were able to allocate the transaction price to the performance obligations in the contract; and (v) recognized revenue upon the satisfaction of the performance obligation. Upon the sales of the product to complete the procedures on the animals, the Company recognized revenue as that was considered the performance obligation. In one contract, the Company records revenue for the development of software to be delivered upon completion, and in accordance with the contract, revenue is recorded upon work being completed over time. The development of the software was completed in January 2025.

There is a concentration of existing sales. In both 2025 and 2024, 95% of the revenue recognized is through three customers, each representing greater than 10% in total revenue.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from the use of the software platform, the subscription revenue is prepaid and recognized monthly over the term of the contract as well as all revenue generated through our AI-a-a-S fees generated from Stebr are billed monthly based on time incurred and revenue is recognized once services have been provided and the Company has the right to invoice the time.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred except for the cost of tradeshows which are deferred until the tradeshow occurs. During the periods ended June 30, 2025 and 2024, the Company incurred nominal advertising and marketing costs.

Contingencies

In the ordinary course of business, the Company is involved in legal proceedings involving contractual and employment relationships, product liability claims, patent rights, and a variety of other matters. The Company records contingent liabilities resulting from asserted and unasserted claims against it, when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. The Company discloses contingent liabilities when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. Estimated probable losses require analysis of multiple factors, in some cases including judgments about the potential actions of third-party claimants and courts. Therefore, actual losses in any future period are inherently uncertain. The Company has entered into various agreements that require them to pay certain fees to consultants and/or employees that have been fully accrued for as of June 30, 2025 and December 31, 2024, respectively.

Software Development Costs and Amortization

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company’s current technology, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales. Upon reaching release for commercialization, the company amortizes the capitalized costs over a period of 3-5 years.

Fixed Assets and Long-Lived Assets

ASC 360 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted Accounting Standard Update (“ASU”) 2017-04 Intangibles – Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment.

The Company reviews recoverability of long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company’s ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets.

Fixed assets and intangible assets with finite useful lives are stated at cost less accumulated amortization and impairment. Intangible assets with infinite lives are valued at costs and reviewed for indicators of impairment at least annually, or more depending on circumstances.

15 | Page

The Company assesses the impairment of identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers to be important which could trigger an impairment review include the following:

1. Significant underperformance relative to expected historical or projected future operating results;

2. Significant changes in the manner of use of the acquired assets or the strategy for the overall business; and

3. Significant negative industry or economic trends.

When the Company determines that the carrying value of intangibles may not be recoverable based upon the existence of one or more of the above indicators of impairment and the carrying value of the asset cannot be recovered from projected undiscounted cash flows, the Company records an impairment charge. The Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the current business model. Significant management judgment is required in determining whether an indicator of impairment exists and in projecting cash flows.

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations. The Company tests goodwill for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The annual impairment test is performed during December of each fiscal year, or more frequently if there are indicators of potential impairment. The impairment review is conducted at the level of the reporting unit or cash-generating unit (CGU), which represents the lowest level at which goodwill is monitored for internal management purposes and is not larger than an operating segment.

In assessing whether goodwill is impaired, the Company first evaluates qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit or CGU is less than its carrying amount. These qualitative factors include, but are not limited to:

•Macroeconomic conditions (e.g., a significant adverse change in general economic conditions)

•Industry and market considerations (e.g., declines in market capitalization or increased competition)

•Cost factors (e.g., increases in raw material, labor, or other costs that could negatively impact earnings)

•Overall financial performance (e.g., negative or declining cash flows, reductions in revenue growth)

•Other relevant entity-specific events (e.g., changes in management, strategy, or key personnel)

If the qualitative assessment indicates potential impairment, the Company proceeds with a quantitative analysis to determine the fair value of the reporting unit or CGU. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized in the amount by which the carrying amount of goodwill exceeds its recoverable amount or fair value.

For the period ended June 30, 2025, the Company did not recognize any goodwill impairment losses.

Segment Reporting

The Company applies the principles of the Financial Accounting Standards Board issued Accounting Standards Update 2023-07 (“ASU 2023-07”). ASU 2023-07 requires more detailed information about reportable segments and expenses including the requirement to disclose qualitative information about factors used to identify reportable segments and quantitative information about profit and loss measures and significant expense categories. ASU 2023-07 was effective for public companies in fiscal years beginning after December 15, 2023. The Company has not yet begun generating significant revenue from its planned principal operations and operates as a single reportable segment. The chief operating decision maker is the Company’s chief executive officer who assesses performance based on total expenses, cash flows, and progress made in the Company’s ongoing development efforts. All of the Company’s long-lived assets are located in the United States.

Recent Accounting Pronouncements

The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

NOTE 2: BUSINESS COMBINATION

Stebr

16 | Page

On November 3, 2023, the Company acquired the assets and liabilities of Stebr noted below in in accordance with ASC 805. Based on the fair values at the effective date of acquisition the purchase price was recorded as follows:

Fixed assets	$1,426
Customer contracts	300,000
Trademarks	10,000
Customer lists	96,255
Cash	515
Accounts receivable	128,659
Deferred tax liability	(85,313)
Goodwill, net of deferred tax liability	1,063,458
$1,515,000

 The consideration paid for the acquisition of Stebr was as follows:

Common stock	$1,515,000
Total consideration	$1,515,000

The Acquisition has been accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the total acquisition consideration price was allocated to the assets acquired and liabilities assumed based on their preliminary estimated fair values. The fair value measurements utilize estimates based on key assumptions of the Acquisition, and historical and current market data. The excess of the purchase price over the total of the estimated fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed is recognized as goodwill. The Company has estimated the preliminary purchase price allocations based on historical inputs and data as of November 3, 2023. The preliminary allocation of the purchase price is based on the best information available and is pending, amongst other things: (i) the finalization of the valuation of the fair values and useful lives of tangible assets acquired; (ii) the finalization of the valuations and useful lives for the intangible assets acquired; (iii) finalization of the valuation of accounts payable and accrued expenses; and (iv) finalization of the fair value of non-cash consideration.

The Company has up to one-year from the date of acquisition to adjust any of the acquired assets and liabilities for information obtained during this measurement period. If new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of additional assets or liabilities as of the acquisition date or a re-allocation of assets and liabilities is necessary, the Company will adjust these figures. The Company has performed an analysis on the purchase price allocation and has determined that there are no adjustments to be made from the original allocation.

The Company has determined that the preliminary purchase price allocation did not need to be revised.

The goodwill is not expected to be deductible for tax purposes.

NOTE 3: INTANGIBLE ASSETS

Software Development Costs

As discussed above, the Company had capitalized its software development costs (“SDCs”) during this start-up period. The Company then amortizes the SDCs over their estimated useful life of three to five years. The Company amortizes technologically feasible internally developed software over a 5 year period. However, the Company decided to decommission its earlier product called Pluaris and transition to an updated, advanced, AI SaaS platform called Lille.ai (Now called ResearchWork.ai) offered on freemium or subscription, as well as software development costs incurred on NOWG.ai through the recent acquisition with DigiAsia as discussed in Note 1.

The Company monitors the carrying value of the SDCs for impairment. The Company commenced capitalizing their software in the development of Lille.ai in January 2023.

As of June 30, 2025 and December 31, 2024, the Company has recorded $5,311,713 and $629,058 in software development costs. The Company has not yet commenced amortization of their software development costs.

Since 2023, the Company’s technology contractors worked on ResearchWork.ai and from March 2025 contractors commenced work on Tagion.ai (the product name for the data labeling and services platform) and have capitalized their fees under software development costs.

Intangible Assets and Goodwill Acquired in Stebr Acquisition

As of June 30, 2025 and December 31, 2024, the Company has the following intangible assets:

17 | Page

	June 30, 2025	December 31, 2024
Customer contracts – 8 year-life	$300,000	$300,000
Domain names and trademarks – 8 year-life	10,000	10,000
Customer lists – 8 year-life	96,255	96,255
Accumulated amortization	(84,636)	(59,246)
	$321,619	$347,009

The Company acquired $406,255 of intangible assets in its acquisition of Stebr.

Amortization expense for the periods ended June 30, 2025 and 2024 was $25,394 and $25,391.

Amortization expense for the next five years and in the aggregate is as follows as of June 30:

2026	$50,782
2027	50,782
2028	50,782
2029	50,782
2030	50,782
Thereafter	67,709
$321,619

As of June 30, 2025 and December 31, 2024, the Company has recorded goodwill as follows:

	June 30, 2025	December 31, 2024
Balance – beginning of the period	$1,063,458	$1,063,458
Acquisition	-	-
Impairment	-	-
	$1,063,458	$1,063,458

The Company evaluated ASC 350-20-50 for the goodwill associated with their acquisition.

As of June 30, 2025, the Company performed an assessment of their goodwill and determined that there was no impairment necessary.

NOTE 4: DEFERRED OFFERING COSTS

The Company had previously procured advisory services for a period of 20 months in 2020 and 2021 for its SEC filings including the 1-A POS Continuous Offering under Regulation A. The service advisor had previously agreed to forgo payment for services rendered in the past for an indefinite period recognizing the challenges of cash that the Company was facing during the pandemic. As the services are related to the current offering that has not yet been marketed, the Company has recognized the costs as deferred offering costs. As of June 30, 2025 and December 31, 2024, the Company has recorded $273,286 and $273,286, respectively in deferred offering costs under ASC 340-10-S99.

NOTE 5: LINE OF CREDIT AND CREDIT LINE - BANK

In 2019, the Company secured a line of credit with a bank as well as a credit line with the same bank. The line of credit and credit line is for working capital purposes. The line of credit incurs interest at a rate of prime to 3.25%, and the credit line is 17% per annum. As of June 30, 2025 and December 31, 2024, the amount outstanding on the line of credit was $74,885 and $74,888, respectively, and the amounts outstanding on the credit line was $7,992 and $9,754, respectively.

Interest expense on the line of credit and credit line was $786 and $5,205, respectively for the periods ended June 30, 2025 and 2024.

Both of these amounts have been reflected in current liabilities.

NOTE 6: RELATED PARTY PAYABLES

18 | Page

The Company has borrowed from time to time amounts for working capital from their officers. These amounts are unsecured and certain of the amounts incur an interest charge of 14% per annum.

As of June 30, 2025 and December 31, 2024, the Company has $202,876 and $225,240 outstanding, respectively. The Company had net (payments) borrowings of ($25,680) and $57,932 during the periods ended June 30, 2025 and 2024, respectively. In addition, interest and fees incurred for the periods ended June 30, 2025 and 2024 of $3,317 and $25,222 was added to the balance due.

The Company conducts business with a customer in India whose principal shareholder is related to the Company’s CEO. During 2025 and 2024, the customer recognized $7,488 and $29,632 in revenues, respectively. These amounts were eliminated in consolidation.

All related party payables are reflected in current liabilities as these amounts are due on demand.

NOTE 7: STOCKHOLDERS’ EQUITY

Preferred and Common Stock

The Company has authorized 50,000,000 shares of Preferred Stock with a par value of $0.00001, 700,000,000 shares of Class A Common Stock, 200,000,000 shares of Class B Common Stock with a par value of $0.00001 and 150,000,000 shares of Class C Common Stock. As of June 30, 2025 and December 31, 2024, there are 90,745,195 and 74,079,545 shares of Class A Common Stock issued and outstanding, respectively, and 10,927,270 and 10,927,270 shares of Class B Common Stock issued and outstanding, respectively. On November 18, 2024, the Class B shareholder transferred 27,000,000 shares of Class B common stock to Class A and placed those shares in a trust. There are no preferred shares or Class C Common shares issued and outstanding as of June 30, 2025 and December 31, 2024.

The Company has three classes of common stock. Each Class A share is entitled to one vote per share and each Class B share is entitled to 10 votes per share. Class A shares are tradeable whereas Class B and C cannot be traded unless converted to Class A. Only the Company’s founder, Anoop Bhatia, is entitled to Class B shares.

Common Stock Issuances – Six Months Ended June 30, 2025

During 2025, the Company issued: (a) 120,690 shares of Class A Common Stock for cash in the amount of $35,000 and collected a subscription receivable from 2024 in the amount of  $50,000 for shares issued already as of December 31, 2024; (b) 494,960 shares of Class A Common Stock for services rendered in the amount of $143,538; and (c) 16,050,000 shares of Class A Common Stock for product development costs valued at $4,654,501.

Common Stock Issuances – Year Ended December 31, 2024

During 2024, the Company issued: (a) 427,417 shares of Class A Common Stock for cash in the amount of $45,900 of which the Company is owed $50,000 for shares issued already as of December 31, 2024; (b) 1,804,245 shares of Class A Common Stock for services rendered in the amount of $281,168, net of $43,596 which is for deferred compensation; and (c) 2,000,000 shares of Class A Common Stock for conversion of related party notes payable of $360,000. On November 18, 2024, the Class B shareholder transferred 27,000,000 shares of Class B common stock to Class A and placed those shares in a trust.

NOTE 8: COMMITMENT

Legal Matters

The Company is involved with a few litigations with respect to payments.

American Express filed a complaint stating that it loaned $25,060 to the Company which is unpaid. In the first quarter of 2025, the summary judgment was filed against the Company.

Also, Gravity Technologies Inc had an outstanding payment claim of $89,040. The summary judgment was filed against the Company. The parties have agreed to defer monthly payments for twelve months starting from November 2025.

In 2021, the Company incurred $21,499 in salaries to a former employee. The Company and the former employee engaged in discussions and ultimately settled all claims in March 2025. The parties settled for $35,000 at which time the Company will record a loss on settlement in the amount of $13,501. Of this, 28% was paid at settlement in March 2025 and the remaining will be paid monthly for twelve months in equal monthly instalments.

19 | Page

In 2025, the Company had a judgment filed against them from a vendor in the amount of $38,394. This amount is fully accrued as of June 30, 2025.

NOTE 9: SUBSEQUENT EVENTS

On August 11, 2025, the Company and DigiAsia Corp, a Southeast Asia leader in B2B API-based payments for fintech and digital services, announced that DigiAsia Corp’s wholly-owned subsidiary, DigiAsia Bios Pte Ltd has entered into a $6m AI platform licensing agreement for exclusive rights in the Middle East and North Africa (MENA) and North American markets.

Under the agreement, the Company will issue 1,000,000 Class A common shares to DigiAsia Corp in exchange for the licensing rights.

On August 12, 2025 the Company issued 50,000 Class A common shares for $25,000.

On September 16, 2025 the Company amended their management team and Board of Directors as reflected in the Supplement to Rule 253(g)(2) to be filed in September once the SEC grants access to their Edgar Next platform – a process that takes 10 to 14 business days to complete. In addition, the block of Class B common shares previously owned by the Chairman of the Board Mr. Anoop Bhatia have been transferred to Mr. Srivistava Sunkara and Mr. Kiran Inampudi, who now own a controlling stake in the Company. Mr. Bhatia will continue with the Company as the Chairman of the Board, President and CEO. Mr. Sunkara will be the Company’s Chief Operating Officer and Mr. Inampudi will be the Company’s Chief Technology Officer.

20 | Page

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in Albany, New York, NY on October 2, 2025.

NOWIGENCE, INC.

By:/s/ Anoop Bhatia

Name: Anoop Bhatia

Title: Chairman & Chief Executive Officer Date: October 2, 2025

This Offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Anoop Bhatia	Chairman of the Board, CEO (Principal Executive Officer)	October 2, 2025
Anoop Bhatia /s/ Srivastava Sunkara	Chief Operating Officer, Secretary of Board	October 2, 2025
Srivastava Sunkara /s/ Kiran K Inampudi	Chief Technology Officer, Board Member	October 2, 2025
Kiran K Inampudi

21 | Page